Leonard E. Neilson
                           A PROFESSIONAL CORPORATION


LEONARD  E.  NEILSON                    8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104
ATTORNEY  AT  LAW                                            SANDY,  UTAH  84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM


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                                  June 14, 2007



Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010

     Re:      Trans Energy, Inc.
              SEC File No. 0-23530
              SEC comment letter dated May 31, 2007
              Request for extension of time to file response
              ----------------------------------------------

Dear Ms. Davis:

     On May 31, 2007, you delivered a letter to Trans Energy, Inc. ("Trans Energy") concerning Trans Energy's Form 10-KSB for the year ended December 31, 2006, Form 10-QSB for the quarter ended March 31, 2007 and its response letter to the SEC dated March 26, 2007. Trans Energy is currently working diligently to complete its response to your May 31, 2007 letter. However, as of this date Trans Energy has not finalized its response and is in need of additional time to compile the necessary information and documents to adequately respond to your comment letter.

     Because Trans Energy is unable to respond to your letter within the time parameters set forth therein, we respectfully request that Trans Energy be given an additional 10 business days to complete and file its response. If you have any questions or wish to discuss this matter further, please contact the undersigned at your convenience.

                               Sincerely,

                               /s/ Leonard E. Neilson
                               ----------------------
                               Leonard E. Neilson